Suite 906 - 1112 West Pender Street Vancouver, BC Canada V6E 2S1 Tel: 604/681-8600 Fax: 604/681-8799 e-mail "firstpoint@firstpointminerals.com" TSX Venture Exchange:FPX

April 19, 2006

Update on Drilling and Other Work on First Point Minerals' Properties in Nicaragua.  Appointment of New CFO

Peter M. D. Bradshaw, Ph.D., P. Eng, President and Chief Executive Officer of First Point Minerals Corp. (TSXV: FPX) has announced that the next phase of diamond drilling on the 100% owned Rio Luna gold/silver property in Nicaragua has commenced.  Work to date on the property has defined 18 kilometres (kms) of epithermal quartz veining of which only 2.5 kms has been drill tested to date, by a total of 33 diamond drill holes. Several of these holes had excellent gold results as announced in earlier press releases.  Details of are also available on the Company website at www.firstpointminerals.com, and on the Rio Luna interactive map at http://www.firstpointminerals.com/RioLunaMap/.

The current drill program will focus on step out drilling around the known good intersections, plus testing promising targets based on trench results obtained from other parts of this large system.  Results will be released for target areas as they are received.

First Point has also carried out mapping and sampling on parts of its very large, high sulphidation, Boaco Viejo and Mesas de Cuapa concessions, also in Nicaragua.  These concessions are located between First Point's Rio Luna property and the La Libertad mine (2.6 million ounces of gold known reserves plus past production), which was recently purchased by Yamana Gold Inc.  The most intense high sulphidation alteration extends over an area approximately 14 kms long by 3 to 6 kms wide.  This area is characterized by intense quartz alunite alteration plus felsic domes analogous to the Yanacocha Gold mine in Peru, the Pueblo Viejo gold mine in the Dominican Republic, and a number of other large gold deposits in Latin America.

Mr. J. Christopher Mitchell has submitted his resignation as Chief Financial Officer (CFO) of the Company effective May 1, 2006, but has agreed to stay as a member of the Board.  Effective the same date Ms. T. Cheng will be appointed CFO.  Ms. Cheng was previously CFO and Corporate Secretary for Atna Resources Ltd. for 15 years.  The directors have granted Ms. Cheng an option to purchase 100,000 shares of the Company for a period of 5 years, commencing April 19, 2006, at an exercise price of $0.37 per share.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas.  For more information, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, or Ron Britten, Vice-President of Exploration, at (604) 681-8600.

FIRST POINT MINERALS CORP.

“Peter M.D. Bradshaw”

Peter M.D. Bradshaw, President

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